UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

(Amendment No. 3)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Coari Participações S.A.

(Name of Subject Company)

Coari Holding Company

(Translation of Subject Company’s Name into English (if applicable))

Federative Republic of Brazil

(Jurisdiction of Subject Company’s Incorporation or Organization)

Brasil Telecom S.A.

(Name of Person(s) Furnishing Form)

Common Stock

Preferred Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable)

Alex Waldemar Zornig

Investor Relations Officer

Rua Humberto de Campos, 425

8º andar

Leblon, Rio de Janeiro, RJ, Brazil 22430-190

Tel: +55 21 3131-1211

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Mark O. Bagnall

White & Case LLP

Southeast Financial Center, Suite 4900

200 South Biscayne Boulevard

Miami, FL 33131

Tel: (305) 371-2700

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	The following documents are attached hereto as exhibits to this form:

Exhibit Number	Description of Document

1.1	Material Fact (Fato Relevante) filed by Tele Norte Leste Participações S.A., Telemar Norte Leste S.A., Coari Participações S.A. and Brasil Telecom S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) on May 24, 2011 (English translation) (previously furnished to the Commission as an exhibit to Form CB on August 2, 2011).

1.2	Material Fact (Fato Relevante) filed by Tele Norte Leste Participações S.A., Telemar Norte Leste S.A., Coari Participações S.A. and Brasil Telecom S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) on August 1, 2011 (English translation) (previously furnished to the Commission as an exhibit to Form CB on August 2, 2011).

1.3	Material Fact (Fato Relevante) dated August 17, 2011 filed by Tele Norte Leste Participações S.A., Telemar Norte Leste S.A., Coari Participações S.A. and Brasil Telecom S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (English translation) (previously furnished to the Commission as an exhibit to Form CB on August 18, 2011).

1.4	Material Fact (Fato Relevante) dated August 26, 2011 filed by Tele Norte Leste Participações S.A., Telemar Norte Leste S.A., Coari Participações S.A. and Brasil Telecom S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (English translation).

(b)	Not applicable.

Item 2.	Information Legends

Brasil Telecom S.A. and Coari Participações S.A. are Brazilian companies. Information distributed in connection with the proposed merger (incorporação) and the related shareholder votes is subject to Brazilian disclosure requirements that are different from those of the United States. Any financial statements and financial information included herein is prepared in accordance with Brazilian accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the merger, since the companies are located in Brazil and substantially all of their officers and directors are residents of Brazil. You may not be able to sue the companies or their officers or directors in a Brazilian court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase shares of the companies otherwise than through the proposed merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed transaction.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	The following documents are attached hereto as exhibits to this form:

Exhibit Number	Description of Document

2.1	Minutes of the Meeting of the Board of Directors of Brasil Telecom S.A. held on August 17, 2011 (English translation) (previously furnished to the Commission as an exhibit to Form CB on August 18, 2011).

2.2	Notice to the Market regarding the Restated Minutes of the Extraordinary Meeting of the Board of Directors of Brasil Telecom S.A. held on August 17, 2011 (English translation) (previously furnished to the Commission as an exhibit to Form CB on August 24, 2011).

2.3	Restated Minutes of the Extraordinary Meeting of the Board of Directors of Brasil Telecom S.A. held on August 17, 2011 (English translation) (previously furnished to the Commission as an exhibit to Form CB on August 24, 2011).

2.4	Voting Manifestation of João Carlos de Almeida Gaspar in relation to the resolutions of the Extraordinary Meeting of the Board of Directors of Brasil Telecom S.A. held on August 17, 2011 (English translation) (previously furnished to the Commission as an exhibit to Form CB on August 24, 2011).

2.5	Minutes of the Extraordinary Meeting of the Board of Directors of Brasil Telecom S.A. held on August 26, 2011 (English translation).

2.6	Minutes of the Meeting of the Board of Directors of Coari Participações S.A. held on August 26, 2011 (English translation).

2.7	Protocol of Merger and Instrument of Justification (Protocolo e Justificação de Incorporação), dated August 26, 2011, between Brasil Telecom S.A. and Coari Participações S.A. (English translation).

(2)	Not applicable.

(3)	Not applicable.

PART III

CONSENT TO SERVICE OF PROCESS

(1)	A written irrevocable consent and power of attorney on Form F-X was filed by Coari Participações S.A. with the Commission on August 2, 2011.

(2)	Not applicable.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRASIL TELECOM S.A.

Dated: August 26, 2011

	By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Chief Financial Officer and Investor Relations Officer

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